EXHIBIT E
Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Tenders of Shares.
THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE FUND.
                    , 2009
Dear Shareholder:
     Magnetar Spectrum Fund (the “Fund”) has received and accepted for purchase your tender of common shares (“Shares”) in the Fund.
     Because you have tendered and the Fund has purchased your entire investment, you will be paid a cash payment based on the unaudited net asset value of the Fund as of March 25, 2009, or the applicable date if the offer is extended, in accordance with the terms of the tender offer. The cash payment will be wired to the account designated by you in your Letter of Transmittal dated                      no later than April 1, 2009, unless the valuation date of the Shares has changed, in accordance with the terms of the tender offer.
     Should you have any questions, please feel free to contact the Fund’s Administrator, PNC Global Investment Services Inc., at (866) 211-4521.
Sincerely,
Magnetar Spectrum Fund